Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS THIRD QUARTER RESULTS
NEW CEO SIGNALS LOWER CAPITAL SPENDING IN 2013
ON TRACK TO MEET 2012 PRODUCTION GUIDANCE

CALGARY, Alberta, October 30, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and financial results for the third quarter of 2012. All values in this release are unaudited and in US$ unless otherwise stated.

“Our third quarter results reflect the strengths and challenges of our portfolio. Underlying production increased 6% as a result of strong performance in Southeast Asia, Colombia and the Eagle Ford, and we expect to achieve our full-year production target,” said Hal Kvisle, President and Chief Executive Officer. “However, the financial benefit of these production gains is being offset by low natural gas prices in North America and lower production in the North Sea.

“We are working toward a disciplined capital plan for 2013 in the range of $3 billion, smaller and more focused than we’ve seen in recent years. Our objective is to fund our most promising and profitable investment opportunities, focusing on near-term cash generation while at the same time keeping our balance sheet in good shape. We will provide more details in January after we complete our annual planning process.”

2012 Third Quarter Overview

•	Hal Kvisle appointed President and Chief Executive Officer on September 10, 2012.

•
Production from ongoing operations increased 6% over last year to 415,000 boe/d, driven by gas volumes in North America and liquids growth in Southeast Asia, Colombia and the Eagle Ford. Full-year production guidance remains unchanged.

•	Year-to-date cash flow1 is $2.3 billion, down 10% from last year, as low North American natural gas prices and lower North Sea production were partially offset by higher production in Southeast Asia.

•
The net loss of $731 million in the quarter is largely the result of $443 million in after-tax impairment charges, reflecting the impact of the company’s planned exit from Peru, ongoing uncertainty with the Yme development in Norway, the prohibitions on shale operations in Quebec, and declining reservoir performance at Rev in Norway.

1 The term “cash flow” is a non-GAAP measure. Please see advisories and reconciliations elsewhere in this news release.

•
In Malaysia, Talisman is on track to assume operatorship of the new Kinabalu PSC in late December 2012. In Vietnam the HST/HSD development remains on schedule and on budget, with first oil projected for the second half of 2013.

•	The company continues to make progress toward closing the $1.5 billion UK joint venture agreement with Sinopec by year-end.

•	Talisman has decided to exit Peru in order to focus on near-term opportunities in its three core regions.

•	The company declared a quarterly dividend of US$0.0675 per common share.

Corporate Update

With the appointment of Hal Kvisle as CEO in September, Talisman is focusing on total shareholder returns and near-term profitability, in particular, generating reliable cash flow per share growth.

To achieve this, Talisman has set four key priorities:

•
We will live within our means. We will set capital spending budgets that can be funded by operating cash flows. We will pay down debt, strengthen our balance sheet and build financial capacity to act opportunistically when attractive acquisition or development opportunities come our way.

•
We will focus our capital program on projects that come onstream more quickly and deliver sustainable cash flow over the longer term. We will reduce up front capital on high-risk exploration in multiple regions around the world. We will continue to explore, but in regions we know well and in a lower risk part of the exploration spectrum.

•	We intend to build and strengthen our three core regions – the Americas, Southeast Asia and the North Sea – and we will shed non-core assets and focus on our best properties in all three regions.

•
We will improve operational performance and reduce all aspects of our cost structure. We will do things better, faster and at lower cost, maintaining our focus on safe and responsible operating practices.

Financial Results

September 30	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011

Cash flow2 ($ million)	693	902	2,347	2,610
Cash flow per share2	0.68	0.88	2.29	2.55

Earnings (loss) from operations2 ($ million)	(36)	165	202	490
Earnings (loss) from operations per share2	(0.04)	0.16	0.20	0.48

Net income (loss) ($ million)	(731)	521	(244)	893
Net income (loss) per share	(0.71)	0.51	(0.24)	0.87

Average shares outstanding – basic (million)	1,026	1,024	1,025	1,024

Cash flow2 is down 10% year to date as low North American gas prices and lower North Sea production were partially offset by higher volumes in Southeast Asia. Cash flow2 is also lower relative to the second quarter as a result of an increase in oil inventories, which fluctuate quarter on quarter, as well as foreign exchange movements.

Year-to-date earnings from operations2 were also down due to lower netbacks and higher DD&A charges. Earnings from operations2 were down from the second quarter primarily as a result of increased oil inventories and changes in foreign exchange rates.

Net income was down relative to the corresponding period in 2011 largely as a result of asset impairments. This included one-time costs associated with events during the quarter, including the company’s planned exit from Peru, ongoing uncertainty at Yme in Norway, the prohibitions on shale operations in Quebec, and declining reservoir performance at the Rev field in Norway. The after-tax impairment charge for the quarter was $443 million.

Exploration and development spending2 in the quarter was $893 million, down 13% from the previous quarter. Year-to-date exploration and development spending2 is $3 billion, and is expected to be approximately $4 billion in 2012.

Net debt2 at the end of the third quarter was $4.5 billion. The company will use the proceeds from the UK Sinopec joint venture to maintain a strong balance sheet rather than repurchasing shares.

2 The terms “cash flow,” “cash flow per share” “earnings (loss) from operations,” “earnings (loss) from operations per share,” “exploration and development spending” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Netbacks

September 30	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Realized Asian gas price ($/mcf)	8.88	9.40	9.41	9.31
Realized North American gas price ($/mcf)	2.67	4.08	2.43	4.12
Total company sales price ($/boe)	57.19	65.38	59.17	66.54
Total company netback ($/boe)	27.87	35.13	30.46	38.48
Oil and liquids netback ($/bbl)	48.05	56.43	55.32	61.26
Natural gas netback ($/mcf)	2.55	3.47	2.47	3.65
WTI benchmark ($/bbl)	92.22	89.76	96.23	95.48
Brent benchmark ($/bbl)	109.61	113.46	112.14	111.93
NYMEX benchmark ($/mmbtu)	2.81	4.19	2.62	4.23

The company’s realized net natural gas price in Southeast Asia has averaged approximately $9/mcf over the past two years in sharp contrast to North America. Talisman’s realized net price of $57.19/boe was 13% lower than the same period in 2011 due to lower oil and liquids prices, as well as lower natural gas prices in North America.The company’s average gross netback was $27.87/boe, 21% lower than 2011.

WTI oil prices averaged $92.22/bbl and Brent oil prices averaged $109.61/bbl during the quarter, essentially flat over the previous quarter. NYMEX natural gas prices increased 24% over the second quarter to $2.81 and continue to rise, having reached $3.60 in recent weeks.

Production

September 30	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Oil and liquids (mbbls/d)
North America	26	23	27	22
Southeast Asia	39	34	42	33
North Sea	71	81	77	100
Other	23	23	23	22
Total oil and liquids (mbbls/d)	159	161	169	177
Natural gas (mmcf/d)
North America	953	865	1,005	875
Southeast Asia	509	522	529	505
North Sea	28	13	34	50
Other	43	35	41	33
Total natural gas (mmcf/d)	1,533	1,435	1,609	1,463
Total (mboe/d)	415	400	437	421
Less: Assets sold – North America (mboe/d)	–	8	5	8
Production from ongoing operations (mboe/d)	415	392	432	413

Total production increased by 4% over the previous year, driven by increased gas volumes in North America (up 15,000 boe/d) and liquids growth in Southeast Asia and North America (up 8,000 boe/d). Production from ongoing operations increased by 6%. Volumes were lower relative to the second quarter due principally to planned maintenance activity in the North Sea and Southeast Asia.

Production guidance for the year remains unchanged.

North America

Production
September 30	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Shale (mmcfe/d)
Marcellus	507	407	527	388
Montney/pilots	78	44	74	56
Eagle Ford	90	32	83	23
Total shale (mmcfe/d)	675	483	684	467

Conventional total, excluding assets sold (mboe/d)	72	79	76	82
Assets sold (mboe/d)	–	8	5	8

Total NAO gas production (mmcf/d)	953	865	1,005	875
Total NAO liquids production (mbbls/d)	26	23	27	22
Total NAO production (mboe/d)	185	167	195	168

Talisman’s North American business delivered a strong quarter, with production averaging 185,000 boe/d, up 11% from a year ago. Oil and liquids volumes increased by 13%, while natural gas production increased 10% from the same period last year. Production was down over the previous quarter due to asset sales, including 6,000 boe/d from West Whitecourt and Shaunavon, and natural declines in our conventional portfolio.

Capital expenditure totaled $258 million, of which 86% was related to shale activity. Operating costs were down 29% over the previous quarter due to dispositions, the completion of prior-period Pennsylvania impact fee assessments in the second quarter, and adjustments made in the third quarter to prior period cost estimates.

In the Eagle Ford, the company continues to set new production records, averaging 15,000 boe/d (90 mmcfe/d) for the quarter. Liquids production averaged 8,800 bbls/d, up 21% from the second quarter due to the higher liquids content from the wells that came onstream. The company remains on target to reach full-year production of between 14,000 – 17,000 boe/d. Transition toward shared operatorship with Statoil is progressing, as per Talisman’s contractual obligations. Talisman will start to transfer operatorship of the eastern part of the play in 2013. The existing joint venture agreement remains in force, with each company continuing to hold a 50% share of the entire play area.

In a depressed natural gas price environment, Talisman is maintaining its strategic, low-cost position in the Marcellus with limited capital spending. Reservoir performance continues to exceed expectations, with lower-than-predicted decline rates. At current minimal activity levels, production is expected to continue to decrease over the coming months.

The Montney and other pilots are delivering as planned, with production up slightly over the previous quarter, averaging 78 mmcfe/d.

In the liquids-rich Duvernay, the company has drilled and completed four wells and has test results from three.

Given the prohibitions on shale drilling in Quebec, the company has no current plans to develop its assets in the province. As a result, Talisman has fully impaired its investment, amounting to $82 million after tax.

Southeast Asia

Production
September 30	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Malaysia liquids (mbbls/d)	14	18	16	18
Malaysia gas (mmcf/d)	108	121	119	118
Malaysia total (mboe/d)	32	38	36	37
Indonesia liquids (mbbls/d)	11	12	11	11
Indonesia gas (mmcf/d)	401	401	410	387
Indonesia total (mboe/d)	78	79	79	76
Vietnam (mboe/d)	2	2	2	2
Australia (mboe/d)	12	2	13	2
Total (mboe/d)	124	121	130	117

In Southeast Asia, third quarter production was in line with expectations at 124,000 boe/d, up 2% over the same quarter last year and down 5% from the previous quarter due to a planned turnaround at PM-3 CAA. Liquids production increased 15% over the same quarter in 2011, averaging 39,000 bbls/d. This was primarily due to the ramp up at Jambi Merang and a full quarter of production from Kitan compared to last year. Natural gas production for the quarter averaged more than 500 mmcf/d, with prices averaging $8.88/mcf.

In Malaysia, production averaged 32,000 boe/d, down 14% over last quarter due to planned maintenance activities. The Kinabalu transition plan is progressing well, and Talisman is on target to assume operatorship in December of this year.

In Indonesia, underlying production increased by 5% over the same period last year due to the ramp up at Jambi Merang and increased volumes from Corridor, offset by the Suban unitization that occurred in December 2011.

In Vietnam, production has remained steady at an average of 2,000 bbls/d. The HST/HSD development is progressing on schedule and on budget, with two jackets now installed and the drilling rig on location. Pipeline tie-ins and development drilling are in progress. First production is planned for the second half of 2013.

The Kitan field in Australia/Timor Leste continues to exceed expectations, producing an average of 9,200 boe/d in the third quarter.

North Sea

Production (mboe/d)
September 30	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
UK	55	57	56	74
Norway	21	26	26	34
Total (mboe/d)	76	83	82	108

Production in the North Sea decreased by 8% relative to the same period last year. UK production was relatively flat while Norway was impacted by natural declines in Brage and Varg.

Talisman is working toward closing its joint venture agreement with Sinopec by year-end. Sinopec has agreed to acquire a 49% equity interest in Talisman’s UK North Sea business for $1.5 billion. The joint venture will lead to further investment in the UK North Sea, which will improve operating performance, fund infill drilling and major projects, thereby extending field life and deferring decommissioning.

During the quarter, the UK government announced a brownfield allowance for the Montrose Area Redevelopment project. Talisman received necessary approvals to commence development in October. The project involves integration of established fields and infrastructure with two undeveloped fields, Cayley and Shaw. The project will develop tie-backs to extend field life and provide additional infill drilling opportunities. Project costs will be approximately $750 million net to Talisman (post-Sinopec closing) and production is expected to start in 2016.

Infill wells at Rev and Clyde were drilled and completed. The rig has moved to Varg to drill two wells on the field.

Recent reservoir performance issues at Rev have led to an adjustment of reserves. The company has taken an after-tax impairment of $55 million.

During the third quarter, the decision was made to de-man the Yme platform for safety related reasons and it has not been re-manned. Management has conducted further analysis of the platform which indicated additional project uncertainty and resulted in an additional impairment of $497 million pre-tax ($125 million after-tax). This represents an impairment of the remaining book value of the property, plant and equipment of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Management continues to work with all stakeholders to evaluate project options.

Colombia

In the foothills region, Equión brought two new Piedemonte wells onstream, with combined production of nearly 9,000 bbls/d gross condensate. Talisman anticipates that the development project to add additional gas compression and pipeline facilities at Piedemonte will move ahead following agreement with local labour groups.

Also in the foothills region, the Huron-2 appraisal well in the Niscota block has now drilled through the first reservoir target, and log data is encouraging. The company expects to drill to a planned total depth of 18,500 feet to evaluate a second potential reservoir zone before testing the well.

Talisman, like the rest of the industry, continues to experience delays in acquiring the necessary regulatory requirements to bring its CPO-9 and CPE-6 discoveries online. With permits in place, the company plans to resume drilling on Block CPO-9 by the end of the year.

Exploration

In the Kurdistan Region of northern Iraq, the company will focus on further testing of the Oligocene reservoir in the Kurdamir-2 exploration well, where light oil flowed in March 2012. Talisman completed testing of the Cretaceous and Eocene reservoirs and found oil. While the company was encouraged to find hydrocarbons within these zones, commercial flow rates were not achieved. Talisman has accelerated plans to drill a follow-up exploration well, Kurdamir-3, in early 2013 to evaluate the downdip extent of the oil pay in the Oligocene reservoir. The company also expects to commence a 3D-seismic program across the Kurdamir and Topkhana structures in late 2012.

In Sierra Leone, Talisman spudded its first deepwater exploration well on the West African Transform Margin, where the company has a 30% working interest.

Following disappointing exploration results, Talisman has decided to exit Peru in order to focus on near-term opportunities in its core areas.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company’s common shares of US$0.0675 per share. The dividend will be paid on December 31, 2012 to shareholders of record at the close of business on November 19, 2012.

The company has also declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on December 31, 2012 to shareholders of record at the close of business on November 19, 2012.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries	Shareholder and Investor Inquiries
Phoebe Buckland	Lyle McLeod, Vice-President
External Communications	Investor Relations
Phone: 403-237-1657 Fax: 403-237-1210	Phone: 403-237-1020 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

20-12

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected 2012 and 2013 capital spending; expected 2012 production, company-wide and regionally; planned company priorities, including setting capital spending budgets to be funded by operating cash flows, paying down debt, focussing the capital program on near-term projects with sustainable cash flow, reducing spending on high-risk exploration, strengthening core areas, disposing of non-core assets, improving operational performance and reducing the company’s cost structure; expected timing of transferring of operatorship of the eastern Eagle Ford to Statoil; expected transfer of operatorship to Talisman at Kinabalu; expected drilling and first production at HST/HSD; planned closing of the Sinopec joint venture; and expected investment in the UK North Sea for improved performance, infill drilling and major projects, and related expected extension in field life and deferred decommissioning; planned cost, tie-backs, drilling, production and timing of the Montrose Area redevelopment; expected advancement of the development project at Piedemonte following agreement with local labour groups; planned drilling depth at the Huron-2 appraisal well; planned drilling and 3D-seismic program in Kurdistan; and other business strategy, plans and priorities.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the company with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the company’s commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company’s operations or financial results, are included in the company’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to “Talisman” or the “company” include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of “Talisman” or the “company” to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

The completion of any contemplated disposition or acquisition is contingent on various factors, including favourable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such disposition.  Completion of the Sinopec joint venture transaction is subject to specified conditions precedent, including regulatory approvals and government approvals from the United Kingdom, the European Union, and the People’s Republic of China.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Talisman also discloses its company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings from operations, exploration and development spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow
US$ million, except per share amounts

	Three Months Ended		Nine Months Ended
	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011

Cash provided by operating activities	381	522	2,170	2,301
Changes in non-cash working capital	282	346	70	125
Add: Exploration expenditure	81	87	228	335
Add: Pennsylvania impact fee1	–	–	25	–
Less: Finance costs (cash)	(51)	(53)	(146)	(151)
Cash flow	693	902	2,347	2,610
Cash flow per share	0.68	0.88	2.29	2.55
Diluted cash flow per share	0.68	0.87	2.27	2.51

1.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on October 30, 2012. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings (Loss) from Operations
US$ million, except per share amounts

	Three Months Ended		Nine Months Ended
	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011

Net income (loss)	(731)	521	(244)	893
(Gain) loss on disposals (tax adjusted)	–	5	(565)	(152)
Unrealized (gain) loss on financial instruments (tax adjusted)1	95	(184)	95	(102)
Share-based payments (tax adjusted)2	52	(267)	(24)	(338)
Foreign exchange on debt (tax adjusted)	10	(8)	22	–
Impairment (tax adjusted)	443	–	818	39
Pennsylvania impact fee (tax adjusted)3	–	–	16	–
Deferred tax adjustments4	95	98	84	150
Earnings (loss) from operations	(36)	165	202	490
Earnings (loss) from operations per share	(0.04)	0.16	0.20	0.48
Diluted earnings (loss) from operations per share	(0.04)	0.16	0.20	0.47

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.
2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at September 30. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
4.
Deferred tax adjustments largely comprise tax on foreign exchange on tax pools. Year-to-date 2011 also includes a deferred tax expense of $225 million in respect of a UK tax rate change occurring in that period.  Third quarter 2012 includes a deferred tax expense of $137 million in respect of a UK tax change related to decommissioning.

Earnings (loss) from operations are calculated by adjusting the company’s net income (loss) per the financial statements for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings (loss) from operations per share are earnings (loss) from operations divided by the average number of common shares outstanding during the period. Diluted earnings (loss) from operations per share are earnings (loss) from operations divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on October 30, 2012. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Exploration and Development Spending
US$ million

	Three Months Ended		Nine Months Ended
	Sept 30, 2012	June 30, 2012	Sept 30, 2012	Sept 30, 2011

Exploration, development and other	812	936	2,759	3,016
Exploration expensed	81	91	228	335
Exploration and development spending	893	1,027	2,987	3,351

Exploration and development spending is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

Net Debt
US$ million

As at
Sept 30, 2012

Long-term debt	5,012
Bank indebtedness	-
Cash and cash equivalents	(496)
Net debt	4,516

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.